NAME OF REGISTRANT: Tyson Foods, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on Tyson Foods, Inc. 2024 Proxy Statement:

DEFORESTATION-FREE SUPPLY CHAINS

Tyson Foods, Inc. Symbol: TSN

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the deforestation proposal filed at Tyson Foods, Inc. (hereby referred to as “Tyson” or “the Company”) in its 2024 proxy statement asking the Company to achieve independently verified deforestation-free supply chains by 2025. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential operational and reputational risks and meeting evolving investor expectations.

Resolved: Shareholders request that Tyson accelerate its efforts to eliminate deforestation, native vegetation conversion, and primary forest degradation from its supply chains to achieve independently verified deforestation-free supply chains by 2025.

Supporting Statement: In achieving this goal, proponents defer to management’s discretion but recommend:

●	Including native vegetation conversion and primary forest degradation in the company’s deforestation-free goal.
●	Disclosing the company’s forest footprint and annual reporting of deforestation-free commodity volumes.
●	Completing a material biodiversity dependency and impact assessment in line with the Task Force for Nature Related Financial Disclosures (TNFD) Framework.
●	Disclosing Scope 3 emissions related to deforestation and other land-use change.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The environmental impacts of deforestation and the climate change it drives will likely compromise agricultural productivity, which could lead to supply chain disruptions and associated expenses.
2.	Regulatory Risk – Increasing deforestation regulation, including the EU Deforestation Regulation which came into force in 2023, will result in fines and product exclusions to companies that do not disclose and eliminate deforestation within their supply chains.
3.	Failure to meet investor expectations – Investors are increasingly expecting companies to make deforestation-risk disclosures and report against targets for mitigating these risks. Tyson is not aligned with these expectations.
4.	Reputational risk – Failure to adequately address supply chain deforestation exposes Tyson to reputational risks including public awareness campaigns targeting companies linked to negative environmental impacts.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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BACKGROUND

Biodiversity loss is a systemic financial risk that threatens the stability of industries dependent on ecosystem services. Because biodiversity helps ensure the resilience of natural capital assets, its loss reduces the quantity, quality and resilience of ecosystem services.1 According to the World Economic Forum, over half of the world’s gross domestic product (US$44 trillion) is moderately or highly dependent on nature and its services – such as the provision of food, fiber and fuel – and the unprecedented loss of biodiversity places this value at risk.2

Deforestation drives biodiversity loss. Land use change for the production of commodities such as beef and soy is the main driver of global biodiversity loss.3 Agricultural expansion drives nearly 90% of global deforestation, and livestock grazing in particular is responsible for nearly 40% of forest loss.4 Eliminating deforestation from food companies’ supply chains is thus critical to reversing global biodiversity loss by 2030, a cornerstone of the Kunming-Montreal Agreement adopted by 196 countries under the UN Convention on Biological Diversity in December 2022.5

Climate change is a systemic risk that threatens the stability of financial markets.6 Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change7 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,8 and increased costs for irrigation and transportation.9 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.10

Deforestation drives climate change. Deforestation accounts for 15% of global carbon emissions, and the biggest driver is demand for palm oil, soy, beef, leather, timber, and pulp and paper.11 Emissions from a company’s supply chain, including those from deforestation and other land use change, comprise an estimated 87% of food companies' climate emissions according to CDP,12 and adopting no-deforestation policies for forest-risk commodities is a common and effective way to reduce these emissions.13

Mitigating deforestation risk is likely less costly than perpetuating deforestation. A 2022 joint CDP and Accountability Framework initiative (AFi) report found that 211 companies disclosing through CDP identified forest-related risks with a potential financial impact of over US$79.2 billion if actions are not taken to curb deforestation. By contrast, the complete cost of responding to identified risk was estimated at only US$6.7 billion by 267 companies, and 182 companies reported forest-related opportunities from taking action on deforestation valued at over US$50.9 billion.14

1.	OPERATIONAL RISK

Climate change, driven by deforestation, presents operational risk to Tyson.

1https://naturalcapitalcoalition.org/wp-content/uploads/2020/03/FramingGuidance_ConsultationMarch2020.pdf

2https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

3 https://wwfint.awsassets.panda.org/downloads/dcf_supply_chains___vision_principles_asks.pdf

4 https://www.fao.org/newsroom/detail/cop26-agricultural-expansion-drives-almost-90-percent-of-global-deforestation/en

5 https://www.unep.org/resources/kunming-montreal-global-biodiversity-framework

6 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

7 https://climate.nasa.gov/effects/

8 https://www.ucsusa.org/resources/climate-change-and-agriculture

9 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

10 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

11 https://globalcanopy.org/press/business-inaction-on-deforestation-undermines-global-climate-targets/

12https://www.wri.org/update/trends-show-companies-are-ready-scope-3-reporting-us-climate-disclosure-rule

13https://engagethechain.org/investor-guide-deforestation-and-climate-change

14https://cdn.cdp.net/cdp-production/cms/reports/documents/000/006/368/original/CDP_AFI_Forest_Report_2022_%2814%29.pdf?1654614758, p. 19

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•	In its 2023 10-K, the Company acknowledges that climate change and related legal and regulatory responses to it “may have a long-term adverse impact on our business and results of operations.”[15] These include changing weather patterns and decreased agricultural productivity including for all its meat animal products and feed.
•	Beef and soy are key supply chains for Tyson and can be linked to deforestation directly and indirectly through feed (the majority of soy is used for animal feed).[16] These commodities are subject to price volatility and changing availability in response to the impacts of climate change.

Land clearance for beef production is a major contributor to climate change; its carbon intensity increases when linked to deforestation. 31-40% of Tyson’s revenue is dependent on cattle products.

●	Tyson sources beef for its products, including from Brazil, where the risk of cattle-driven deforestation is high.[17]
●	Meatpackers JBS, Marfrig and Minerva dominate the Brazilian cattle industry, where deforestation linked to indirect suppliers is most prevalent and the companies do not monitor all indirect supply.[18]

Tyson’s extensive beef supply chain, including beef with possible ties to deforestation, contributes to the Company’s greenhouse gas emissions and poses operational risk.

•	The overwhelming majority of Tyson’s contribution to climate change likely comes from its Scope 3 emissions, which include land use change attributable to commodities such as beef and soy.
•	Deforestation and climate change create volatility in commodity markets, generate risk for global food security,[19] and pose risks to supply chain continuity for companies sourcing agricultural commodities. Absent a comprehensive no-deforestation target, Tyson may exacerbate systemic risks impacting its long-term financial sustainability.

2.	REGULATORY RISK

In its 2023 10-K, Tyson acknowledges that “new laws in the European Union requiring traceability of commodities from source of origin and verification that commodities are deforestation free could impact commodity sourcing, pricing and our ability to place products in certain markets.”

Tyson’s current deforestation commitments are inadequate to address regulatory risk from the European Union Deforestation Regulation (EUDR).

•	EUDR requires that commodities including cattle, soy, and palm oil produced on or after June 29, 2023, be deforestation and forest-degradation free. From December 30, 2024, Tyson will be prohibited from selling these commodities in the EU market if they are linked to deforestation.

•	Tyson’s current forest protection commitments state that it will not achieve deforestation-free beef until 2028 and will not achieve deforestation-free soy and palm until 2030. These dates are significantly later than Dec 30, 2024, the date by which EUDR requires that imported commodities be deforestation-free.

15 https://www.sec.gov/ix?doc=/Archives/edgar/data/100493/000010049323000105/tsn-20230930.htm

16 https://news.mongabay.com/2019/01/brazilian-hunger-for-meat-fattened-on-soy-is-deforesting-the-cerrado-report/

17 https://chainreactionresearch.com/report/cattle-driven-deforestation-a-major-risk-to-brazilian-retailers/

18https://chainreactionresearch.com/wp-content/uploads/2022/11/JBS-Marfrig-and-Minerva-Unlikely-Compliant-with-Upcoming-EU-Deforestation-Law-1.pdf

19 https://www.nytimes.com/2019/08/08/climate/climate-change-food-supply.html

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Tyson’s current due diligence on commodity deforestation may not be adequate to comply with EU Deforestation standards.

•	EUDR requires enhanced due diligence on commodity deforestation, including detailed information ensuring deforestation did not take place, a risk assessment for each commodity, and risk mitigation efforts carried out by independent surveys and audits.

•	EUDR covers illegal deforestation and deforestation which is legal in accordance with the laws of the production country.

Tyson may face fines and exclusions from the European Union (EU) market if it does not strengthen its current no-deforestation goals.

•	Tyson may face fines of up to 4% of its EU turnover if it is found to be non-compliant with European Union Deforestation Regulations by December 30, 2024.

•	Tyson may also face temporary exclusion from public procurement processes and public funding, and temporary prohibition or prohibition from the EU if it fails to meet standards required by EUDR.

3.	FAILURE TO MEET INVESTOR EXPECTATIONS FOR DEFORESTATION RISK DISCLOSURE AND MANAGEMENT

Institutional investors are increasingly expecting portfolio companies to provide comprehensive disclosure on material ESG risks.

•	In 2023, 746 financial institutions with US$136 trillion in AUM requested nearly 15,000 companies to disclose environmental data through CDP.[20]
•	These numbers represent a drastic increase from the previous record highs in 2022, when 263 financial institutions with US$31 trillion in assets under management pressed more than 1,400 companies to disclose environmental data through CDP.[21]

Investor expectations for deforestation risk management are evolving.

●	In 2021, over 30 investors with nearly $9 trillion in assets committed to eliminating commodity-driven deforestation from their portfolios by 2025.
●	BlackRock released updated commentary in January 2024 about natural capital as an investment issue, including its expectations for deforestation risk management, stating: “Where natural capital is material to the long-term strategy of companies, we look for public disclosures to assess risk oversight and to understand how nature-related impacts and dependencies are managed.”[22]

Tyson has reduced disclosure of its deforestation risk management, limiting the ability of investors to adequately assess its exposure.

●	Tyson fails to disclose progress against its no-deforestation or responsible sourcing goals either in its 2022 Sustainability Report, CDP Forest Report, 2023 10-K, or other publicly available materials.
●	Between its 2021 and 2022 Sustainability Reports, Tyson reduced its deforestation-related disclosures.

20 https://www.cdp.net/en/investor/request-environmental-information

21 https://www.cdp.net/en/articles/investor/a-record-263-financial-institutions-with-us31-trillion-demand-environmental-data-from-1400-non-disclosing-companies

22 https://www.blackrock.com/corporate/literature/publication/blk-commentary-engagement-on-natural-capital.pdf

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○	Tyson's 2021 Sustainability Report references an intention to evaluate and update its Commodity Action Plans (CAPs) for specific countries. The 2022 report contains no such evaluation or updates and instead asserts an intent to update the Company’s Forest Risk Assessment as well as a "plan to reassess our deforestation goals and CAPs” with no target date for completion of either, nor a progress report against existing goals.
○	The Company committed in 2021 to ask its pulp, paper and packaging suppliers to verify that any virgin packaging content from “jurisdictions of concern” was sustainably certified,[23] but in 2022 scales back this ambition without data or narrative reporting, and says merely that it is “stating our preference” for such certifications from the Sustainable Forest Initiative (SFI) and the Forest Stewardship Council (FSC).[24]

4.	REPUTATIONAL RISKS

In its 2023 10-K, Tyson notes that “Changes in consumer preference and failure to maintain favorable consumer perception of our brands and products could negatively impact our business.25

Growing concern about sustainability-related issues is shifting consumer preferences

•	According to a 2020 Capgemini study, 79% of consumers are changing their purchasing preferences based on sustainability.[26]
•	Negative attention from media and NGO campaigns is increasing consumer awareness of deforestation as an environmental concern.
•	Tyson's lack of a comprehensive policy to prevent deforestation in its supply chains heightens potential reputational damage.

Companies linked to deforestation may receive negative attention, impairing brand reputation.

●	Major media outlets including The New York Times,[27] The Washington Post[28] and Bloomberg[29] are increasingly covering deforestation, exposing laggard companies to reputational risk.
●	Chain Reaction Research, which analyzes financial risk in soft commodity supply chains, has calculated that reputation events can impact company value by as much as 30 percent.[30]
●	Influential NGOs have targeted companies with exposure to deforestation in high-profile campaigns. Burger King, for example, was the subject of an anti-deforestation campaign led by a coalition of NGOs[31] that prompted articles linking the Company to deforestation in the BBC[32] and the Guardian.[33]

23 https://www.tysonfoods.com/sites/default/files/2023-04/Tyson_2021_Sustainability_Report.pdf

24 https://www.tysonfoods.com/sites/default/files/2023-10/Tyson%20Foods%20Sustainability%20Report%20FY2022%20%281%29.pdf

25 https://www.sec.gov/ix?doc=/Archives/edgar/data/100493/000010049323000105/tsn-20230930.htm

26 https://www.capgemini.com/wp-content/uploads/2020/07/20-06_9880_Sustainability-in-CPR_Final_Web-1.pdf

27 https://www.nytimes.com/2023/01/04/magazine/amazon-tipping-point.html?action=click&module=RelatedLinks&pgtype=Article

28 https://www.washingtonpost.com/business/2024/01/18/brazil-amazon-jbs-fund-greenwashing-cattle-climate/2145743a-b5e0-11ee-b285-0853d4d1b92f_story.html

29 https://www.bloomberg.com/news/articles/2023-12-09/uk-pushes-to-delink-supermarket-supply-chains-from-deforestation

30 https://chainreactionresearch.com/wp-content/uploads/2019/05/Reputation-Risk-and-FMCGs.pdf

31 http://www.mightyearth.org/burger-king-commits-to-stop-destroying-rainforestsin-13-years/

32 https://www.bbc.com/news/uk-49973997

33 https://www.theguardian.com/environment/2017/mar/01/burger-king-animal-feed-sourced-from-deforested-lands-in-brazil-and-bolivia

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RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, Tyson asserts that the requested assessment, disclosure, and reporting are unnecessary and duplicative because “we already report on deforestation risks and progress towards our forest protection goals.”

This statement is misleading.

•	The Company’s most recent 2022 Sustainability Report exhibits a notable lack of progress reporting against the no-deforestation and “responsible sourcing” goals laid out in the Company's 2021 Sustainability Report; instead, the Company references a plan to update its Forest Risk Assessment and "reassess our deforestation goals and CAPs” with no target completion date for either.
•	In its most recent CDP Forests Report for all commodities except timber, Tyson fails to mention the no-deforestation or “responsible sourcing” goals laid out in its 2021 Sustainability Report, nor does it report on progress theretoward.

The Company also states that it regularly engages with shareholders and other stakeholders on these and other important land stewardship issues. Despite repeated outreach since August of 2022, the Proponent received little to no response on the issues raised by this proposal.

CONCLUSION

Tyson lacks sufficient policies and disclosure of progress to address the risks posed by deforestation in its supply chain. To remedy this, the Proponent requests the Company accelerate its efforts to eliminate deforestation, native vegetation conversion, and primary forest degradation from its supply chains to achieve independently verified deforestation-free supply chains by 2025. Such a target would not only help Tyson to address operational and reputational risk but would also meet evolving investor expectations regarding deforestation risk disclosure and management.

Shareholders are urged to vote FOR the proposal asking Tyson to achieve independently verified deforestation-free supply chains by 2025.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.